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Exhibit

Exhibit            Description

99.1	Announcement on 2017/12/13: The board meeting approved capital budget execution
99.2	Announcement on 2017/12/13: UMC announces board resolution to establish nominating committee
99.3	Announcement on 2017/12/13: The Board of Directors resolved to release the managerial officer from non-competition restrictions
99.4	Announcement on 2017/12/13: The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report
99.5	Announcement on 2017/12/08: November Revenue
99.6	Announcement on 2017/12/08: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

The board meeting approved capital budget execution

1. Date of the resolution by the board of directors or shareholders’ meeting: 2017/12/13

2. Content of the investment plan: capital budget execution

3. Anticipated monetary amount of the investment: NTD 18,990 million

4. Anticipated date of the investment: by capital budget plan

5. Source of funds: working capital

6. Concrete purpose/objective: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.2

UMC announces board resolution to establish nominating committee

1. Date of occurrence of the change: 2017/12/13

2. Name of the functional committees: Nominating committee

3. Name and resume of the replaced member: Not applicable

4. Name and resume of the new member:

Chung Laung Liu, Academician, Academia Sinica

Cheng-Li Huang, Professor of Accounting, Tamkang University

Wenyi Chu, Professor of Business Administration, National Taiwan University

5. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or “new appointment”): New appointment

6. Reason of the change: UMC establish nominating committee

7. Original term (from __________ to __________): Not applicable

8. Effective date of the new member: 2017/12/13

9. Any other matters that need to be specified: None

Exhibit 99.3

The Board of Directors resolved to release the managerial officer from non-competition restrictions

1. Date of the board of directors’ resolution: 2017/12/13

2. Name and title of the managerial officer with permission to engage in competitive conduct: Stephen K Chen, Senior Vice President

3. Items of competitive conduct in which the officer is permitted to engage: To act as the President of Fujian Jin Hua Integrated Circuit Co., Ltd.

4. Period of permission to engage in the competitive conduct: Within one year from December 2017

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): Approved.

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter "not applicable" below): Stephen K Chen, Senior Vice President

7. Company name of the mainland China area enterprise and the officer's position in the enterprise: The President of Fujian Jin Hua Integrated Circuit Co., Ltd.

8. Address of the mainland China area enterprise: No.88, Lianhua Avenue, Integrated Circuit Science Park, Jinjiang City, Quanzhou City, Fujian Province, China

9. Business items of the mainland China area enterprise: DRAM Manufacturing

10. Degree of effect on the Company's finances and business: None

11. If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer's investment and the officer's shareholding ratio: None

12. Any other matters that need to be specified: None

Exhibit 99.4

The amount of new loans funded by the Company reaches NT$10 million and is higher than 2% of the net worth stated in the latest financial report

1. Date of occurrence of the event: 2017/12/13

2. Name of the company who receive the monetary loans, its relationship to the Company who extend the loans, ceiling amount on the monetary loans extended,   amount of loans originally extended, amount of the current additional loans, whether or not the board of directors authorize the chairperson to give loans for the borrowing counterparty; total extended amount of loans and the reason for loans as of the date of occurrence of the event:

1).Name of the company who receive the monetary loans: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

2).Its relationship to the Company who extend the loans: the Company's subsidiary

3).Ceiling amount on the monetary loans extended: NT$21,339,159 (thousand)

4).Amount of loans originally extended: NT$3,954,720 (thousand)

5).Amount of the current additional loans: NT$5,992,000 (thousand)

6).Whether or not the board of directors authorize the chairperson to give loans to the borrowing counterparty: Yes

7).Total extended amount of loans and the reason for loans as of the date of occurrence of the event: NT$9,946,720 (thousand), for the short-term working capital needs of loan recipient.

3. Content and value of collaterals provided by the loan recipient, if any: None

4. Capital and Accumulated profit/loss of the loan recipient according to its latest financial report: Capital of the loan recipient is NT$40,911,372 (thousand); accumulated loss of the loan recipient is NT$10,241,134 (thousand)

5. Method of calculation of interest: by the actual days of outstanding loans; interest rate of the loan is not less than the company's cost of funds.

6. Terms/conditions and date for repayment: repay the loans and interests when the loan is due; the due date of the loan is one year from the loan's contract date.

7. The Company’s total amount of monetary loans extended as of the date of occurrence of the event: NT$9,949,064(thousand)

8. The ratio of the total amount of monetary loans extended to the Company’s net worth on its most recent financial statements as of the date of occurrence of the event: 4.66%

9. Sources of funds to extend monetary loans to others: Others

10. 10.Any other matters that need to be specified:

1).The source of funds to extend the monetary loans is the company's Singapore branch.

2).Amount of the current additional loans is USD 0.2 billion; foreign exchange rate is 29.96 on 2017/12/12

Exhibit 99.5

United Microelectronics Corporation

December 8, 2017

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of November 2017.

1)	Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
November	Net sales	12,154,717	12,914,936	(760,219)	(5.89%)
Year-to-Date	Net sales	138,617,023	135,312,364	3,304,659	2.44%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	3,952,080	3,974,520	21,339,159

Note : On December 14, 2016, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 132 million. The actual amount lent to USC(Xiamen) as of  November 30, 2017 was US$ 132 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	1,700,000	1,700,000	96,026,217
UMC (Note2)	9,281,400	9,334,100	96,026,217
UMC (Note3)	19,745	19,842	96,026,217

Note1 : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

Note2 : On February 22, 2017, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 310 million.

Note3 : On April 26, 2017, the board of directors resolved to provide endorsement to SocialNex Italia 1 s.r.l. 's VAT guarantee to Italian Tax Office for the amount up to EUR$ 558 thousand.

4)	Financial derivatives transactions :

aHedging purpose : NT$ thousand

UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	1,556,880	0
Fair Value	3,708	0
Net Profit from Fair Value	64,019	0
Written-off Trading Contracts	57,070,452	0
Realized profit (loss)	316,555	0

Exhibit 99.6

United Microelectronics Corporation

For the month of November, 2017

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of October 31, 2017	Number of shares as of November 30, 2017	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of October 31, 2017	Number of shares as of November 30, 2017	Changes
--	--	--	--	--